**DREYFUS BASIC U.S. GOVERNMENT MONEY MARKET FUND**
**STATEMENT OF INVESTMENTS**
**November 30, 2004 (Unaudited)**

| U.S. Government Agencies -109.3% | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| Federal Farm Credit Banks, Floating Rate Notes | | | |
| 11/23/2005 | 2.06  a | 50,000,000 | 50,002,445 |
| 6/1/2006 | 2.04  a | 50,000,000 | 50,000,000 |
| | | | |
| Federal Home Loan Banks, Discount Notes | | | |
| 12/1/2004 | 1.93 | 129,100,000 | 129,100,000 |
| 12/10/2004 | 1.99 | 50,000,000 | 49,975,125 |
| 4/1/2005 | 2.03 | 25,000,000 | 24,929,268 |
| | | | |
| Federal Home Loan Banks, Notes | | | |
| 3/11/2005 | 1.41 | 50,000,000 | 50,000,000 |
| | | | |
| Federal National Mortgage Association, Discount Notes | | | |
| 12/14/2004 | 2.01 | 50,000,000 | 49,963,708 |
| 12/22/2004 | 1.86 | 90,000,000 | 89,902,613 |
| | | | |
| Federal National Mortgage Association, Floating Rate Notes | | | |
| 3/10/2005 | 2.03  a | 50,000,000 | 50,000,000 |
| | | | |
| Federal National Mortgage Association, Notes | | | |
| 4/19/2005 | 1.29 | 20,000,000 | 20,000,000 |
| 5/13/2005 | 1.57 | 25,000,000 | 25,000,000 |
| | | | |
| **Total Investments (cost $588,873,159)** | **109.3%** | | **588,873,159** |
| **Liabilities, Less Cash and Receivables** | **(9.3%)** | | **(50,337,124)** |
| **Net Assets** | **100.0%** | | **538,536,035** |

a  Variable interest rate-subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.